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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

AMERICAN INDEPENDENCE CORP. (f/k/a Softnet Systems, Inc.)

(Name of Issuer)

$0.01 PAR VALUE COMMON STOCK

(Title of Class of Securities)

026760 40 5

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 026760 40 5			Page 2 of 7

1.	Name of Reporting Person: MEDIACOM LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 358,053 shares of common stock

		6.	Shared Voting Power: None

		7.	Sole Dispositive Power: 358,053 shares of common stock

		8.	Shared Dispositive Power: None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 358,053 shares of common stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.3%

12.	Type of Reporting Person: OO (limited liability company)

CUSIP No. 026760 40 5	13G	Page 3 of 7 Pages

Item 1(a)	Name of Issuer:

AMERICAN INDEPENDENCE CORP. (f/k/a Softnet Systems, Inc.)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

485 Madison Avenue, New York, NY 10022

Item 2(a)	Name of Person Filing:

MEDIACOM LLC

Item 2(b)	Address of Principal Business Office or, if None, Residence:

100 Crystal Run Road, Middletown, New York 10941

Item 2(c)	Citizenship:

New York

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value

Item 2(e)	CUSIP Number:

026760 40 5

CUSIP No. 026760 40 5	13G	Page 4 of 7 Pages

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 026760 40 5	13G	Page 5 of 7 Pages

Item 4.		Ownership.*

	(a)	Amount beneficially owned:

358,053 shares of common stock

	(b)	Percent of class:

4.3%

	(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote

358,053 shares of common stock,

	(ii)	Shared power to vote or to direct the vote

,

	(iii)	Sole power to dispose or to direct the disposition of

		358,053 shares of common stock	,

	(iv)	Shared power to dispose or to direct the disposition of

*	Reflects a one-for-three reverse split of the common stock of American Independence Corp. effectuated on February 13, 2003.

CUSIP No. 026760 40 5	13G	Page 6 of 7 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 026760 40 5	13G	Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2004
(Date)

MEDIACOM LLC

By:	/s/ Mark E. Stephan

	Name:	Mark E. Stephan
	Title:	Executive Vice President and Chief Financial Officer